Exhibit (4)(A30)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, NY 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Retirement Choice Plus Annuity Contract

[ Effective Date: Attached at issue / Upon receipt / Specific date ]

This endorsement modifies the provisions of your TIAA Retirement Choice Plus Annuity Contract and becomes part of it. Please read this endorsement and attach it to your contract.

The business day provision is replaced with the following:

A business day is any day that the New York Stock Exchange, or its successor, is open for trading. A business day ends at 4:00 P.M. Eastern time, or when trading closes on such exchange, if different.

The following provisions are added to the contract:

The term Investment Account refers to the Real Estate Account or to any subaccount of any other Separate Account available under the contract.

Coordinated transactions will be deemed to be occurring if TIAA becomes aware that, within 12 months prior to TIAA’s receipt of the contractholder’s request to begin contractholder payments from the Traditional Annuity accumulation or at any time after TIAA’s receipt of such request, the contractholder, Plan Sponsor, employer, or any other party has engaged in an effort to coach or encourage groups of employees to request internal transfers, retirement plan loans, or lump-sum benefits from their Traditional Annuity accumulations.

An employee maturity date is the date as of which all of an employee’s accumulation has been distributed or applied to provide benefit payments under the terms of the contract. As of such date, TIAA will have no further obligations under the contract with regard to that employee, beyond those associated with any ongoing payout annuity benefits being paid in connection with such employee. TIAA is not obliged to accept new premiums with regard to that employee.

Unallocated accumulations. Under certain circumstances upon the mutual agreement of TIAA and the contractholder, including but not limited to the maintenance of a forfeiture account or a revenue credit account (sometimes called an ERISA account), some or all of the contract’s accumulation may be held in the name of the contractholder without being attributable to any individual employee under the employer plan. One or more such unallocated accumulation may be maintained on TIAA’s recordkeeping system and the amount of any such accumulation and any benefits arising from it will be determined as if it were a single employee’s accumulation without reference to any actual employees.

If an employee has a severance from employment with the employer and fails to satisfy the vesting requirements of the employer plan, the contractholder may apply the amount of that employee’s accumulation to a forfeiture account where it will be maintained as an unallocated accumulation.

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Plan Expense Reimbursement Agreement. TIAA and the contractholder may enter into a plan expense reimbursement agreement under which TIAA shall agree to pay certain reasonable and necessary plan expenses on behalf of the employer plan.

Disruptive transactions. TIAA reserves the right to reject any transfer into or out of the Traditional Annuity provided TIAA reasonably determines that such transaction would be disruptive to the efficient management of the Retirement Choice Plus Traditional Annuity. TIAA may also suspend the ability to transact by telephone, fax or over the internet in order to prevent market timing. A purchase or exchange request could be rejected or electronic trading privileges could be suspended because of the timing or amount of the transfers or because of a history of excessive trading by an employee.

The following are added as additional types of Benefit Payments under Part E of your contract:

A forfeiture account is an unallocated suspense account that holds amounts forfeited when an employee has a severance from employment with the employer and fails to satisfy the vesting requirements of the employer plan. The forfeiture account accumulation is the total amounts held in such an account. A forfeiture account payment is the payment of amounts held under a forfeiture account.

Amount and effective date of a forfeiture account payment. The contractholder may, in accordance with the terms of the employer plan, request a withdrawal of some or all of the forfeiture account accumulation, if any, to pay reasonable and necessary plan expenses, provide additional contributions to plan participant accounts, or for use as a premium offset of plan contributions. To the extent such payments are used to reduce the employer’s obligation to make contributions on behalf of other employees, they will be treated under the terms of the contract as premiums newly allocated to such employees’ accumulations. Such payments will only be made directly to the contractholder or to another funding vehicle selected by the contractholder to administer such payments, following procedures that enable TIAA to determine that such payments are permitted under ERISA and/or applicable state law.

A forfeiture account payment will be effective as of the end of the business day in which we receive the contractholder’s request for the forfeiture account payment in a form acceptable to TIAA. The contractholder may defer the effective date of the forfeiture account payment until any business day following the date on which we receive the request. TIAA will determine all values as of the end of the effective date. A forfeiture account payment will reduce the forfeiture account accumulation by the amount paid. If different rate schedules apply to different parts of the Traditional Annuity portion of the forfeiture account accumulation, such reduction will be allocated among the parts on a pro-rata basis in accordance with procedures established by TIAA. A forfeiture account payment may not be revoked after its effective date.

A revenue credit account (sometimes called an ERISA account) is an unallocated suspense account comprised of payments that TIAA or the plan agrees to make in order to cover reasonable and necessary plan expenses or to provide credits to employee and beneficiary plan accounts. The revenue credit account accumulation is the total amount held in such an account.A revenue credit account payment is the payment of amounts held under a Revenue Credit account.

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Amount and effective date of a revenue credit account payment. The contractholder may, in accordance with the terms of the employer plan, request that some or all of the revenue credit account accumulation, if any, be withdrawn to pay reasonable and necessary plan expenses or to issue credits to employee and beneficiary plan accounts. Revenue credit account payments will only be made directly to the contractholder or to another funding vehicle selected by the contractholder to administer such payments, following procedures that enable TIAA to determine that such payments are permitted under ERISA and/or applicable state law.

A revenue credit account payment will be effective as of the end of the business day in which we receive the contractholder’s request for the revenue credit account payment in a form acceptable to TIAA. The contractholder may defer the effective date of the revenue credit account payment until any business day following the date on which we receive the request. TIAA will determine all values as of the end of the effective date. A revenue credit account payment will reduce the revenue credit account accumulation by the amount paid. If different rate schedules apply to different parts of the Traditional Annuity portion of the revenue credit account accumulation, such reduction will be allocated among the parts on a pro-rata basis in accordance with procedures established by TIAA. A revenue credit account payment may not be revoked after its effective date.

A retirement plan loan is a disbursement of some or all of an employee’s TIAA Traditional accumulation or Investment Account accumulation to provide loans.

Amount and effective date of a retirement plan loan. If the employer plan so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, an employee may request a retirement plan loan from his or her Traditional Annuity accumulation or his or her Investment Account accumulations, at any time prior to that employee’s maturity date. The amount of a retirement plan loan may generally not exceed the least of:

i)	the total of the employee’s Traditional Annuity accumulation and the Investment Account accumulations;

ii)	[50%] of the present value of the employee’s vested accrued benefit under any of the employee’s employer’s plans; and

iii)	[$50,000]

In determining the amount available for a retirement plan loan, all plans of the employee’s employer, including 403(b), 401(a), 403(a) and 457(b) plans, to the extent loans are available, and all such plans of any related employers under IRC Section 414(b), (c) or (m) shall be considered employer plans for this purpose.

A request for a retirement plan loan must be made on or before the employee’s maturity date. A retirement plan loan will be effective as of the business day on which we receive the employee’s request, in a form acceptable to TIAA as well as any spousal waiver that may be required under ERISA or the terms of the employer plan. TIAA will determine all values as of the end of the effective date. A request for a retirement plan loan can’t be revoked after its effective date. TIAA may defer the payment of a retirement plan loan from the Traditional Annuity accumulation for up to six months.

If an employee requests a retirement plan loan from his or her Traditional Annuity accumulation, we will lend the portion of his or her Traditional Annuity accumulation chosen, less any charges.

A retirement plan loan reduces the accumulations from which it is paid by the amount of the loan chosen. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan. Any loan repayments applied to the contract will be applied as new premiums. If an employee chooses a retirement plan loan from his or her Traditional Annuity accumulation and different rate schedules apply to different parts of his or her accumulation, the reduction in his or her accumulation will be allocated among the parts on a pro-rata basis in accordance with procedures established by TIAA.

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The following is added to the Amount and effective date of contractholder payments from the Traditional Annuity provision:

The contractholder may not notify employees of the intention to begin contractholder payments from the Traditional Annuity accumulation prior to making the request of TIAA. In connection with a request for contractholder payments from the Traditional Annuity accumulation, neither the contractholder nor any party acting on the contractholder’s behalf may intentionally and specifically advise employees, or release employee communications that are intended, to encourage employees to transfer or withdraw part of all of their contributions from their Traditional Annuity accumulation. Any such action may result in TIAA making the determination that coordinated transactions are occurring with the result of the surrender charge associated with coordinated transactions becoming applicable as described below.

The following paragraph modifies the rate schedule section of the contract:

A surrender charge of [1.5%] will be deducted from any lump-sum benefit and internal transfer from the Traditional Annuity accumulation arising from amounts applied to the Traditional Annuity while this rate schedule is in effect and where such transaction is effected during a period of time in which TIAA has determined that coordinated transactions are occurring.

President and
Chief Executive Officer

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